UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number 001-35715

KBS FASHION GROUP LIMITED

(Translation of registrant’s name into English)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 10, 2017, the Board of Directors of KBS Fashion Group Limited (the “Company”) appointed Mr. Zhongmin Zhang and Ms. Yuet Mei Chan as independent directors of the Company. Ms. Chan was also appointed by the Board as a member of the Audit Committee.

Mr. Zhang has over 45 years of extensive experience in many facets of textile business, including in production, marketing, and management. Currently, Mr. Zhang is the president of Zhengzhou Guangda Textile Printing & Dyeing Co., Ltd. which has an annual production of 216 million meters of various textile products, with a value of RMB 800 million. Holding a title of Senior Engineer, Mr. Zhang graduated from Harbin Institute of Technology in 1965. He also has certificates in finance management and civil law.

Ms. Chan has over 15 years of experience in the banking industry. She held several senior positions in a prestigious bank in Hong Kong from 2001-2016. She is currently a financial consultant at AIA and specializes in analyzing financial situations and market trends. Ms. Chan holds a diploma in Computing and Business Studies from Hong Kong St. Perth College.

On the same date, the Board of Directors granted an aggregate of 215,000 restricted shares of common stock to the directors as follows:

-	Keyan Yan, Chairman and Chief Executive Officer, was granted 70,000 shares;

-	Lixia Tu, Chief Financial Officer, was granted 40,000 shares;

-	Themis Kalapotharakos, director, was granted 30,000 shares;

-	Matthew Los, director, was granted 30,000 shares;

-	John Sano, director, was granted 15,000 shares;

-	Zhongmin Zhang, director, was granted 15,000 shares;

-	Yuet Mei Chan, director, was granted 15,000 shares.

All of the shares vested immediately upon granting. The issuance of the shares to the directors was made in reliance on the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the "Act"), for the offer and sale of securities not involving a public offering. None of the shares have been registered under the Act and neither may be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2017	KBS FASHION GROUP LIMITED

	By:	/s/ Lixia Tu
Lixia Tu
Chief Financial Officer

3